SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(*)

                              Level 8 Systems, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  52729M 10 2
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                                 (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

----------
      (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729M-10-2                                        Page 2 of 15  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    PEC Israel Economic Corporation
    EIN 13-1143528

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Maine
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO
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

CUSIP No. 52729M-10-2                                        Page 3 of 15  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    DIC Loans Ltd.

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Israel
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO
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

CUSIP No. 52729M-10-2                                        Page 4 of 15  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Discount Investment Corporation Ltd.

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Israel
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

CUSIP No. 52729M-10-2                                        Page 5 of 15  pages
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    IDB Development Corporation Ltd.

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Israel
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

CUSIP No. 52729M-10-2                                        Page 6 of 15  pages
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    IDB Holding Corporation Ltd.

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Israel
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

CUSIP No. 52729M-10-2                                        Page 7 of 15  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Raphael Recanati

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Israel
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

CUSIP No. 52729M-10-2                                        Page 8 of 15  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Elaine Recanati

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    United States
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

CUSIP No. 52729M-10-2                                        Page 9 of 15  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Leon Y. Recanati

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Israel
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

CUSIP No. 52729M-10-2                                       Page 10 of 15  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Judith Yovel Recanati

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Israel
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        4,933,120

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        4,933,120

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

     4,933,120
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     55.38%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

            This Amendment No. 3 to Schedule 13G is filed by the Reporting Persons who, by reason of their direct or indirect ownership of outstanding shares of Liraz Systems Ltd. ("Liraz"), which has filed a Schedule 13G, as amended, in respect of its beneficial ownership of shares of the Level 8 Systems, Inc. (the "Issuer"), may be deemed to share the power to vote or dispose of such shares of the Issuer. Unless otherwise defined in this Amendment No. 3 to Schedule 13G, capitalized terms used in this Amendment No. 3 are defined in this Statement on Schedule 13G, as previously filed.

            The following amends Items 2 and 4 of this Statement on Schedule 13G, as previously filed.

Item 2. Reporting Persons and Class of Securities.

            (a), (b) and (c): On December 31, 1998, DIC transferred all of its ordinary shares of Liraz to DIC Loans Ltd., an Israeli corporation ("DIC Loans") and a wholly-owned subsidiary of DIC. DIC Loans is hereby added as a Reporting Person. The principal offices of DIC Loans are located at 14 Beth Hashoeva Lane, Tel Aviv, Israel.

            As of December 31, 1998, IDB Development owned approximately 81.35% of PEC and 54.3% of DIC.

            Companies controlled by Raphael Recanati, Elaine Recanati, Leon Y. Recanati and Judith Yovel Recanati together beneficially owned 53.16% of equity and voting power of IDB Holding as of December 31, 1998. Mr. Raphael Recanati is the Chairman of the Board of Directors of IDB Holding and IDB Development. Mr. Leon Y. Recanati is the Co-Chief Executive Officer of IDB Holding and is the Vice Chairman and a director of IDB Development.

            (e) In connection with the change of name of the Issuer to Level 8 Systems, Inc. in 1996 as reported in Amendment No. 1 to this Schedule 13G, the CUSIP Number changed from 005018-10-6 to 52729M-10-2.


                                                             Page 11 of 15 pages

Item 4. Ownership.

            None of the Reporting Persons owns directly any shares of Common Stock. The Reporting Persons are advised by Liraz that as of December 31, 1998 Liraz and its wholly-owned subsidiary, Liraz Export (1990) Ltd. ("Liraz Export"), beneficially owned 3,683,120 shares of Common Stock, of which Liraz owned 2,861,863 shares and Liraz Export owned 821,257 shares, representing a total of 42.54% of the 8,658,231 outstanding shares of Common Stock. Reference is made to Item 4 of the Schedule 13G filed by Liraz and Liraz Export, as amended.

            Pursuant to an agreement between the Issuer and a shareholder of the Issuer (the "Shareholder"), the Shareholder has granted the Issuer the right to vote at all times prior to January 1, 2001 the Shareholder's 1,000,000 outstanding shares of Common Stock and any shares of Common Stock issued upon exercise of a warrant held by the Shareholder for 250,000 shares of Common Stock. In addition, subject to certain limited exceptions, prior to January 1, 2001, the Shareholder cannot transfer its shares of Common Stock without the consent of the Issuer. By reason of Liraz's direct 42.54% ownership of Common Stock, the fact that the Chairman of the Board and President of Liraz is the Chairman of the Board and Chief Executive Officer of the Issuer as described below, and that three of the Issuer's seven directors are officers of Liraz or of Liraz's principal shareholders, Liraz may be deemed to share with the Issuer the power to vote and dispose of the 1,250,000 shares of Common Stock owned by, or issuable upon exercise of the warrant to, the Shareholder. Liraz may, therefore, be deemed to share the power to vote a total of 4,933,120 shares of Common Stock, or 55.38% of the 8,908,231 shares of Common Stock deemed to be outstanding (the 8,658,231 outstanding shares and 250,000 shares that may be issued upon exercise of the Shareholder's warrant).

            The Reporting Persons are advised by Liraz that there were 6,025,883 outstanding ordinary shares of Liraz as of December 31, 1998. As of December 31, 1998, various of the Reporting Persons shared the power to vote and dispose of 2,501,497 ordinary shares of Liraz, or approximately 41.5% of the outstanding ordinary shares of Liraz. As of such date, PEC and DIC Loans beneficially owned 1,250,748 and 1,250,749 ordinary shares of Liraz, respectively, or approximately 20.75% each of the outstanding ordinary shares of Liraz. As of such date, DIC, by reason of its ownership of DIC Loans, shared the power to vote and dispose of 1,250,749 ordinary shares of Liraz. As of such


                                                             Page 12 of 15 pages
date, IDB Development, by reason of its ownership interests in PEC and DIC, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 2,501,497 ordinary shares of Liraz.

            Mr. Arie Kilman, the Chairman of the Board and Chief Executive Officer of the Issuer and the Chairman of the Board of Directors and President of Liraz, PEC and DIC are parties to a shareholders agreement (the "Liraz Shareholders Agreement") pursuant to which Mr. Kilman, PEC and DIC have agreed to act together to elect directors of Liraz and for certain other purposes. The Reporting Persons have been advised that Mr. Kilman beneficially owns 1,170,670 ordinary shares of Liraz, or approximately 19.4% of the outstanding ordinary shares of Liraz. By virtue of the Liraz Shareholders Agreement, the Reporting Persons may be deemed to share the power to vote and dispose of the ordinary shares of Liraz owned by Mr. Kilman but the Reporting Persons disclaim beneficial ownership of such ordinary shares of Liraz.

            The Reporting Persons may by reason of their interest in and relationships with Liraz be deemed to share voting power and dispositive power with respect to the 4,933,120 shares of Common Stock of the Issuer which Liraz and Liraz Export directly own or share the power to vote and dispose of.

                              EXHIBIT INDEX

Exhibit 1 Agreement dated February 4, 1999 between DIC Loans and PEC authorizing PEC to file this Schedule 13G and any amendment hereto on behalf of DIC Loans.


                                                             Page 13 of 15 pages

Signature

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this amendment to the Statement is true, complete and correct.

February 12, 1998             PEC ISRAEL ECONOMIC CORPORATION
                              DIC LOANS LTD.
                              DISCOUNT INVESTMENT CORPORATION LTD.
                              IDB DEVELOPMENT CORPORATION LTD.
                              IDB HOLDING CORPORATION LTD.
                              RAPHAEL RECANATI
                              ELAINE RECANATI
`                             LEON RECANATI
                              JUDITH YOVEL RECANATI

                        By:   PEC ISRAEL ECONOMIC CORPORATION

                        By:   /s/ JAMES I. EDELSON
                              --------------------------------------------------

                              James I. Edelson, Executive Vice President of PEC Israel Economic Corporation for itself and on behalf of Discount Investment Corporation Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Raphael Recanati, Leon Recanati and Judith Yovel Recanati pursuant to the agreements annexed as Exhibits 1-4 and 6 and 7 to amendment no. 1 to Schedule 13G, on behalf of Elaine Recanati pursuant to the agreement annexed as Exhibit 1 to amendment no. 2 to Schedule 13G and on behalf of DIC Loans pursuant to Exhibit 1 annexed hereto.


                                                             Page 14 of 15 pages

                                                      Tel Aviv, February 8, 1999

PEC Israel Economic Corporation
511 Fifth Avenue
New York, N.Y. 10017
U.S.A.

Gentlemen,

            Pursuant to rule 13d-1(k)(1)((iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that PEC Israel Economic Corporation ("PEC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Level 8 Systems, Inc. purchased, owned or sold from time to time by the undersigned.

            PEC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                          Very truly yours,

                                          DIC Loans Ltd.


                                          By: /s/ J. BOOCK     /s/ S. COHEN
                                          ---------------------------------

Agreed: PEC Israel Economic Corporation


        By: /s/ JAMES I. EDELSON
            -----------------------
            James I. Edelson,
            Executive Vice President


                                                             Page 15 of 15 pages